                       SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549-1004

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                  For the fiscal year ended December 31, 1994

                      Commission file number     1 - 7479

                             BAY STATE GAS COMPANY
                             EMPLOYEE SAVINGS PLAN
                            (Full title of the plan)

                             BAY STATE GAS COMPANY
                              300 Friberg Parkway
                     Westborough, Massachusetts 01581-5039
                 (Name and address of issuer of the securities
                           held pursuant to the plan)

                   Index                          Page No.
                   -----                          --------
     (a)  Signatures:                                 3

     (b)  Financial Statements:

          Independent Auditors' Report                4

          Statements of Financial Condition as
            of December 31, 1994 and 1993             5

          Statements of Income and Changes in
            Plan Equity for the years ended
            December 31, 1994, 1993 and 1992        6-8



          Notes to Financial Statements            9-15

          Schedule I:  Item 27a - Schedule of
            Assets Held for Investment Purposes      16

          Schedules II:  Item 27d - Schedule of
            Reportable Transactions - Year Ended
            December 31, 1994                        17

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee administering the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                       BAY STATE GAS COMPANY
                                       BENEFITS COMMITTEE



Date:    June 30, 1995                 By /s/ Charles H. Tenney III
                                         ----------------------------
                                         Charles H. Tenney III
                                         Chairman


                                       By /s/ Paul G. Ford
                                         ----------------------------
                                         Paul G. Ford
                                         Vice-Chairman


                                       By /s/ Thomas W. Sherman
                                         ----------------------------
                                         Thomas W. Sherman
                                         Committee Member


                                       By /s/ William D. MacGillivray
                                         ----------------------------
                                         William D. MacGillivray
                                         Committee Member


                                       By /s/ Kim H. Corwin
                                         ----------------------------
                                         Kim H. Corwin
                                         Committee Member

                          Independent Auditors' Report

The Benefits Committee
Bay State Gas Company:

We have audited the accompanying statements of financial condition of the Bay State Gas Company Employee Savings Plan as of December 31, 1994 and 1993, and the related statements of income and changes in plan equity for each of the years in the three-year period ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Bay State Gas Company Employee Savings Plan at December 31, 1994 and 1993, and the results of its operations and changes in plan equity for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


KPMG Peat Marwick  LLP
Boston, Massachusetts
June 9, 1995

                  Bay State Gas Company Employee Savings Plan
                       Statements of Financial Condition
                           December 31, 1994 and 1993

Assets                                                1994               1993
- ------                                                ----               ----
Investments, at market value (note 4):

  Company Stock Fund                               $ 7,981,221       $ 9,148,263

  Company PAYSOP Fund                                5,861,874         6,724,602

  Templeton Growth Fund, Ltd.                        6,374,217         4,978,046

  State Street Bank and Trust Company:

      Selection Fund                                 7,749,125         7,712,239

      Index Fund                                     2,903,470         2,971,601

  Loan Fund                                          1,395,468         1,348,791
                                                   -----------       -----------

Total investments                                   32,265,375        32,883,542

Cash and cash equivalents                              240,043           202,325

Accrued interest receivable                             44,153            43,430

Other receivables                                        4,882                 -
                                                   -----------       -----------

Total assets                                       $32,554,453       $33,129,297
                                                   ===========       ===========

Liabilities and Plan Equity

Accrued expenses                                   $    14,150       $         -

Due to Bay State Gas Company Employee
   Savings Plan for Operating
   Employees                                           162,390                 -
                                                   -----------       -----------

Total liabilities                                      176,540                 -
                                                   -----------       -----------

Total plan equity                                   32,377,913        33,129,297
                                                   -----------       -----------

Total liabilities and plan equity                  $32,554,453       $33,129,297
                                                   ===========       ===========

See accompanying notes to financial statements.

                  Bay State Gas Company Employee Savings Plan
                 Statement of Income and Changes in Plan Equity
                          Year ended December 31, 1994


                                                                 Templeton
                                                                   Growth       Company        Company
                                      Selection       Index         Fund         Stock         PAYSOP         Loan
                                         Fund          Fund          Ltd          Fund          Fund          Fund         Total
                                     -----------   -----------   ----------   ------------   -----------   ----------   -----------
Investment income:
  Interest                           $   505,443   $       126   $    1,881   $      1,340   $        65   $   83,144   $   591,999
  Dividends                                    -             -      540,519        622,724       170,116            -     1,333,359
  Net appreciation (depreciation)
    in the market value of
    investments                                -        42,626     (527,097)    (1,478,062)     (902,599)          --    (2,865,132)
                                     -----------   -----------   ----------   ------------   -----------   ----------   -----------
      Total investment income
      (loss)                             505,443        42,752       15,303       (853,998)     (732,418)      83,144      (939,774)
                                     -----------   -----------   ----------   ------------   -----------   ----------   -----------
Contributions:
  Employee                               472,331       222,333      519,766        612,186             -            -     1,826,616
  Employer                               208,090       105,251      216,600        263,287             -            -       793,228
                                     -----------   -----------   ----------   ------------   -----------   ----------   -----------
    Total contributions                  680,421       327,584      736,366        875,473             -            -     2,619,844
                                     -----------   -----------   ----------   ------------   -----------   ----------   -----------
  Total additions                      1,185,864       370,336      751,669         21,475      (732,418)      83,144     1,680,070
                                     -----------   -----------   ----------   ------------   -----------   ----------   -----------
Benefits paid                           (303,234)     (146,830)     (86,594)      (216,344)      (68,142)           -      (821,144)
Administrative fees                      (37,924)      (15,719)      (8,495)       (18,617)      (12,072)           -       (92,827)
Transfers between funds                 (295,889)      (99,822)     986,830      5,271,860    (5,911,575)      48,596             -
Transfers out to other plans            (439,676)     (133,279)    (217,870)      (613,872)            -     (112,786)   (1,517,483)
                                     -----------   -----------   ----------   ------------   -----------   ----------   -----------
  Net increase (decrease)
    in plan equity                       109,141       (25,314)   1,425,540      4,444,502    (6,724,207)      18,954       (71,384)
Plan equity:
            Beginning of year          7,755,646     2,971,613    4,988,053      9,340,987     6,724,207    1,348,791    33,129,297
                                     -----------   -----------   ----------   ------------   -----------   ----------   -----------
            End of year              $ 7,864,787   $ 2,946,299   $6,413,593   $ 13,785,489   $         -   $1,367,745   $32,377,913
                                     ===========   ===========   ==========   ============   ===========   ==========   ===========

See accompanying notes to financial statements.

                  Bay State Gas Company Employee Savings Plan
                 Statement of Income and Changes in Plan Equity
                          Year ended December 31, 1993


                                                                  Templeton
                                                                   Growth      Company       Company
                                       Selection     Index          Fund        Stock        PAYSOP        Loan
                                         Fund         Fund           Ltd         Fund         Fund         Fund          Total
                                      ----------   ----------    ----------   ----------   ----------   ----------    -----------
Investment income:
  Interest                            $  503,442   $      209    $    1,133   $      519   $        6   $   78,346    $   583,655
  Dividends                                    -            -       352,725      418,771      322,543            -      1,094,039

  Net appreciation in the
    market value of investments                -      272,874       772,718    1,007,627      780,368           --      2,833,587
                                      ----------   ----------    ----------   ----------   ----------   ----------    -----------

    Total investment income              503,442      273,083     1,126,576    1,426,917    1,102,917       78,346      4,511,281
                                      ----------   ----------    ----------   ----------   ----------   ----------    -----------

Contributions:
  Employee                               518,563      238,927       346,554      664,002            -          734      1,768,780
  Employer                               251,064      108,624       156,314      291,408            -            -        807,410
                                      ----------   ----------    ----------   ----------   ----------   ----------    -----------
    Total contributions                  769,627      347,551       502,868      955,410            -          734      2,576,190
                                      ----------   ----------    ----------   ----------   ----------   ----------    -----------

  Total additions                      1,273,069      620,634     1,629,444    2,382,327    1,102,917       79,080      7,087,471
                                      ----------   ----------    ----------   ----------   ----------   ----------    -----------

Benefits paid                            (91,104)     (43,861)      (14,633)    (103,805)     (17,372)      (3,946)      (274,721)

Transfers between funds                 (186,471)    (231,084)      157,273      100,323                         -        159,959
                                      ----------   ----------    ----------   ----------   ----------   ----------    -----------

  Net increase in plan equity            995,494      345,689     1,772,084    2,378,845    1,085,545      235,093      6,812,750


Plan equity:
  Beginning of year                    6,760,152    2,625,924     3,215,969    6,962,142    5,638,662    1,113,698     26,316,547
                                      ----------   ----------    ----------   ----------   ----------   ----------    -----------
  End of year                         $7,755,646   $2,971,613    $4,988,053   $9,340,987   $6,724,207   $1,348,791    $33,129,297
                                      ==========   ==========    ==========   ==========   ==========   ==========    ===========

See accompanying notes to financial statements.

                  Bay State Gas Company Employee Savings Plan
                 Statement of Income and Changes in Plan Equity
                          Year ended December 31, 1992

                                                                  Templeton
                                                                    Growth       Company      Company
                                        Selection      Index         Fund         Stock        PAYSOP        Loan
                                           Fund         Fund          Ltd          Fund         Fund         Fund         Total
                                        ----------   -----------   ----------   ----------   ----------   ----------   -----------
Investment income:
  Interest                              $  471,687   $       247   $      657   $      963   $    1,042   $   68,399   $   542,995
  Dividends                                      -             -      317,337      355,158      299,123            -       971,618
  Net appreciation (depreciation)
    in the market value of investments           -       189,563     (206,836)     663,429      550,504            -     1,196,660
                                        ----------   -----------   ----------   ----------   ----------   ----------   -----------
    Total investment income                471,687       189,810      111,158    1,019,550      850,669       68,399     2,711,273
                                        ----------   -----------   ----------   ----------   ----------   ----------   -----------
Contributions:
   Employee                                473,063       210,390      282,610      463,069            -            -     1,429,132
   Employer                                185,213        73,313      102,639      179,412            -            -       540,577
                                        ----------   -----------   ----------   ----------   ----------   ----------   -----------
     Total contributions                   658,276       283,703      385,249      642,481            -            -     1,969,709
                                        ----------   -----------   ----------   ----------   ----------   ----------   -----------
   Total additions                       1,129,963       473,513      496,407    1,662,031      850,669       68,399     4,680,982
                                        ----------   -----------   ----------   ----------   ----------   ----------   -----------
Benefits paid                             (120,508)      (17,541)     (79,146)    (149,305)    (179,865)     (35,519)     (581,884)
Fees paid                                   (1,127)            -          (60)           -            -            -        (1,187)
Transfers between funds                     55,630       (28,146)     161,998     (337,302)        (740)     148,560             -
                                        ----------   -----------   ----------   ----------   ----------   ----------   -----------
  Net increase in plan equity            1,063,958       427,826      579,199    1,175,424      670,064      181,440     4,097,911
Plan equity:
  Beginning of year                      5,696,194     2,198,098    2,636,770    5,786,718    4,968,598      932,258    22,218,636
                                        ----------   -----------   ----------   ----------   ----------   ----------   -----------
  End of year                           $6,760,152   $ 2,625,924   $3,215,969   $6,962,142   $5,638,662   $1,113,698   $26,316,547
                                        ==========   ===========   ==========   ==========   ==========   ==========   ===========

See accompanying notes to financial statements.

                             BAY STATE GAS COMPANY
                             EMPLOYEE SAVINGS PLAN
                         Notes to Financial Statements
                        December 31, 1994, 1993 and 1992


1)          Description of Plan

            (a)  General
                 The Bay State Gas Company Employee Savings Plan ("the Plan") is a defined contribution payroll reduction savings plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Participants should refer to the Plan document for more complete information.

            (b)  Plan Amendments
                 The Plan was amended and restated in 1992 to include an enhanced contribution matching provision for certain employees.

            (c)  Eligibility
                 Substantially all non-union employees of Bay State Gas Company (the "Company") and its wholly-owned subsidiaries, Northern Utilities, Inc. and Granite State Gas Transmission, Inc. are eligible for participation in the Plan following the completion of one year of service. To meet the service requirement, an employee must complete at least 1,000 hours of service during any twelve consecutive months commencing on their date of employment or any anniversary of that date.

                 Employees may participate in the Plan until death, retirement, or withdrawal of the entire contributed balance.

2)          Summary of Significant Accounting Policies

            (a)  Basis of Presentation
                 The accompanying financial statements have been prepared on the accrual basis of accounting.



            (b)  Trustee
                 State Street Bank & Trust Company served as Trustee of the Plan and was granted discretionary authority concerning purchases and sales of investments for the Plan. Plan assets are held in safekeeping by the Trustee. Effective April 1, 1995, Wells Fargo Bank was appointed Trustee of the Plan and all assets were subsequently transferred into their possession.

                             BAY STATE GAS COMPANY
                             EMPLOYEE SAVINGS PLAN
                         Notes to Financial Statements
                        December 31, 1994, 1993 and 1992

2)          Summary of Significant Accounting Policies (continued)



            (c)  Investments
                 Investments in the Company Stock Fund, Templeton Growth Fund, Company PAYSOP Fund and the Index Fund are stated at market value. Market values are based on quotations from national securities exchanges for the various investments as of the close of business on the last day of the year. Investments held in the Selection Fund consist of guaranteed investment contracts and are valued at contract value.

                 Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                 Net appreciation (depreciation)in the market value of investments includes both realized and unrealized gains and losses.

            (d)  Payment of benefits
                 Benefits are recorded when paid.

3)          Plan Administration

            (a)  Administration
                 The Plan is administered by the Bay State Gas Company Benefits Committee ("the Committee"), which is comprised of three or more individuals selected by the Board of Directors of the Company. The Committee carries out the provisions of the Plan, replies to questions and resolves disputes arising under the Plan. Members of the Committee do not receive compensation for service.

            (b)  Expenses
                 A loan processing fee may be charged to participants borrowing from their accounts. Prior to January 1, 1994, all other expenses of the Plan were paid by the Company. Effective January 1, 1994, ll expenses are paid by the Plan and allocated to participants' accounts.

4)          Investments

            All contributions are remitted to the Trustee for investment in accordance with the instructions of the participants. Participants may allocate their contributions (in 25% multiples) to various investment funds. Allocation percentages, as well as investment options among the four investment funds, may be changed once in a three-month period by the participant.

                             BAY STATE GAS COMPANY
                             EMPLOYEE SAVINGS PLAN
                         Notes to Financial Statements
                        December 31, 1994, 1993 and 1992

4)          Investments (continued)

            The following investment funds are offered to active participants of the Plan.

            Company Stock Fund - Funds are invested in the common stock of Bay State Gas Company.

            Templeton Growth Fund, Ltd. - Funds are invested in securities of corporations and governments of any nation in the world.

            State Street Bank & Trust Company Selection Fund - Funds are invested in a pooled fund of guaranteed investment contracts ("GICs"). A GIC is the unconditional interest bearing obligation of an insurance company to pay specified amounts.

            State Street Bank & Trust Company Index Fund - Funds are invested in publicly traded common stocks of United States corporations.

            Loan Fund - Funds are comprised of amounts borrowed by participants from their account balances (see note 6).

            At December 31, 1994, there were 368, 196, 304 and 509 participating accounts in the Selection Fund, Index Fund, Templeton Growth Fund, Ltd., and the Company Stock Fund, respectively. Due to the timing of the purchase of the above investments, the Plan may also have short-term investments.

            All funds, with the exception of the Loan Fund, represented more that five percent of plan equity at December 31, 1994 and 1993 respectively.

            During August 1994, all participant account balances in the PAYSOP Fund were transferred to the Company Stock Fund. The PAYSOP investments, consisting entirely of Company Stock, were subsequently transferred to the Company Stock fund on January 27, 1995.

                             BAY STATE GAS COMPANY
                             EMPLOYEE SAVINGS PLAN
                         Notes to Financial Statements
                        December 31, 1994, 1993 and 1992

5)          Contributions



            (a)  Participant Contributions
                 Each participant may designate a percentage of their annual compensation to be contributed to the Plan on their behalf by entering into the salary reduction agreement, thereby reducing their compensation by 1% to 15% of their annual eligible compensation. This compensation reduction was limited to a maximum amount of $9,240 per year in 1994 (indexed annually from $7,000 commencing January 1, 1987). In 1994, for employees whose earnings are in excess of $66,000 (indexed annually from $50,000 commencing January 1, 1987), contributions are limited to 7 1/2% of their annual compensation. Participants' salary payments will be reduced accordingly. A participant's eligible compensation for any given year generally consists of straight time wages, certain supplementary compensation and 75% of sales commissions paid or accrued. All overtime, bonuses, some supplementary compensation payments, deferred compensation, retirement benefits and other forms of nonrecurring compensation are excluded.



            (b)  Company Contributions
                 Until October 1, 1992, the Company contributed to each participant's account an amount equal to 50% of the participant's savings contributions, provided that Company contributions did not exceed 2.5% of a participant's eligible compensation.

                 Beginning October 1, 1992, for participants under the age of 45 on January 1, 1992 and all employees hired after September 1, 1990, the Company changed the amount of its contribution to each participant's account to an amount equal to 100% of the first 2-1/2% of the participant's eligible compensation contributed and 50% of the next 5% of the participant's eligible compensation contributed, provided that total Company contributions did not exceed 5% of the participant's eligible compensation.

            (c)  Vesting
                 Employer and employee contributions vest immediately.

                             BAY STATE GAS COMPANY
                             EMPLOYEE SAVINGS PLAN
                         Notes to Financial Statements
                        December 31, 1994, 1993 and 1992

6)          Withdrawals, Borrowings, and Distributions

            (a)  Withdrawals
                 Participants may withdraw all or any portion of their contributions through November 1, 1983 on the last day of any month, upon 30 days notice to the Committee. Only one withdrawal may be made in any twelve-month period and the withdrawal may not exceed the value of the contributions in their account on that date.

                 Contributions subsequent to November 1, 1983 may be withdrawn in the event of financial hardship or the attainment of 59 1/2 years of age.

            (b)  Borrowings
                 Participants may apply to the Committee for permission to borrow from their accounts an amount which, together with any outstanding loans from any other qualified plans of the Company, does not exceed the lesser of (i) one-half of the amounts in all of their accounts or (ii) an amount which, when added to any other amounts borrowed under any other plan, does not exceed $50,000. Further, effective January 1, 1987, as a result of the Tax Reform Act of 1986, the $50,000 limitation will be reduced by the excess (if any) of the highest outstanding loan balance of a participant in the preceding twelve-month period ending on the day before the date on which the loan was made, over the outstanding balance of loans from the plan on the date of the loan. Applications to borrow must be adequately secured, must be for at least $1,000 and must be repaid at a rate of interest equal to the prime interest rate, as published in the Wall Street Journal, at the time the loan is made, plus one percent. This interest rate is applicable for the duration of the loan. Only one loan may be outstanding to a participant at any time and must be repaid within five years.

                             BAY STATE GAS COMPANY
                             EMPLOYEE SAVINGS PLAN
                         Notes to Financial Statements
                        December 31, 1994, 1993 and 1992

6)          Withdrawals, Borrowings, and Distributions (continued)

            (c)  Distributions
                 Distribution of a participant's entire account balance in the Plan will be made upon retirement, termination of employment or death. Distributions will be made to the participant or to the participant's designated beneficiary in either a lump sum payment or in periodic payments over a period not to exceed 10 years for a spousal beneficiary or over a period within 5 years in the case of a non-spousal beneficiary.

                 Upon the death of a Plan participant, benefits to the participant's spouse must commence no later than April 1st following the date the participant would have been age 70 1/2. For any other beneficiary, death benefits must commence within one year of the Participant's death.

                 Upon the retirement or termination of employment, Plan participants (thereby becoming inactive Plan participants) may elect to receive their share of Plan equity in a lump sum or in installments over a period not to exceed 10 years.

7)          Income Tax Status

            The Internal Revenue Service has determined and informed the Company, by a letter dated October 24, 1994, that the Plan is qualified and the Trust established under the Plan is tax exempt, under the appropriate sections of the Internal Revenue Code.

8)          Plan Termination

            (a) If the Plan is discontinued, all assets of the Plan must be used for the exclusive benefit of participants of the Plan.

            (b) The Company expects to continue the Plan indefinitely, however, it may terminate the Plan at any time by giving written notice
                 to the Trustee.   After termination, the Company will make no
                 further contributions to the Plan.

                             BAY STATE GAS COMPANY
                             EMPLOYEE SAVINGS PLAN
                         Notes to Financial Statements
                        December 31, 1994, 1993 and 1992


9)          Reconciliation of Accompanying Financial Statements to Federal
            Form 5500



            The following is a reconciliation of net assets available for benefits per the accompanying financial statements to Federal Form 5500:

                                                               December 31,
                                                                  1994
                                                                  ----
            Net assets available for benefits per the
              accompanying financial Statements                $32,377,913
            Benefits payable per Federal Form 5500                 786,044
                                                               -----------
            Net assets available for benefits per
              Federal Form 5500                                $31,591,869
                                                               ===========

            The following is a reconciliation of benefits paid to participants per accompanying financial statements to Federal Form 5500:

                                                               Year Ended
                                                               December 31,
                                                                  1994
                                                                  ----
            Benefits paid to participants per accompanying
               financial statements                            $   778,863
            Benefits payable per Federal Form 5500                 786,044
                                                               -----------
            Benefits paid per Federal Form 5500                $ 1,564,907
                                                               ===========




            Benefits payable are recorded on Federal Form 5500 for benefit claims that have been processed and approved prior to December 31, 1994 but not yet paid as of that date. Benefits payable are not required to be accrued at the end of each year in the accompanying financial statements in order to conform with generally accepted accounting principles.

                                                                      Schedule I

                  BAY STATE GAS COMPANY EMPLOYEE SAVINGS PLAN

          Item 27(a) - Schedule of Assets Held for Investment Purposes

                               December 31, 1994



(a)           (b) Identity of Issue           (c) Description of Investment        (d) Cost      (e) Current Value
- --------------------------------------------------------------------------------------------------------------------
*  Company Stock Fund                        Common Stock; 332,551 shares          $ 6,975,654           7,981,221

*  Company PAYSOP Fund                       Common Stock; 244,245 shares            3,085,610           5,861,874

   Templeton Growth Fund, Ltd.               Mutual Fund;  392,743 shares            5,864,874           6,374,217

*  State Street Bank Selection Fund          Pooled Funds; 7,749,125 units           7,749,125           7,749,125

*  State Street Bank Index Fund              Pooled Funds; 41,148 units              1,936,281           2,903,470

   Loan Fund                                 Participant Loans 6.50%  - 10.00%       1,395,468           1,395,468
                                                                                   -----------         -----------
   Total assets held for investment purposes                                       $27,007,012         $32,265,375
                                                                                   ===========         ===========

* Party in interest

                                                                     Schedule II
                  BAY STATE GAS COMPANY EMPLOYEE SAVINGS PLAN

                Item 27(d) - Schedule of Reportable Transactions


                          Year Ended December 31, 1994


- ------------------------------------------------------------------------------------------------------------------------------------
        Identity of party                                                         Purchase   Selling      Lease   Expense   Cost of
             involved                    Description of asset                       Price     Price      rental  Incurred    asset
               (a)                               (b)                                 (c)       (d)         (e)      (f)       (g)
- ------------------------------------------------------------------------------------------------------------------------------------
State Street Bank Selection Fund*       Pooled Fund  - purchased 3,168,428 units  3,168,428          -      -        -     3,168,428
                                                     - sold 2,621,807 units               -  2,621,807      -        -     2,621,807
- ------------------------------------------------------------------------------------------------------------------------------------
Templeton Growth Fund                   Mutual Fund  - purchased 126,817 shares   2,227,409          -      -        -     2,227,409
- ------------------------------------------------------------------------------------------------------------------------------------
State Street Bank Short-Term            Pooled Fund  - purchased 2,095,000 units  2,095,000          -      -        -     2,095,000
  Investment Fund for Employee Trusts*               - sold 2,020,000 units               -  2,020,000      -        -     2,020,000
- ------------------------------------------------------------------------------------------------------------------------------------
State Street Bank Yield Enhanced        Money Market - purchased 3,071,300 units  3,071,300          -      -        -     3,071,300
  Short-Term Investment Fund*                        - sold 3,071,122 units               -  3,071,122      -        -     3,071,122
- ------------------------------------------------------------------------------------------------------------------------------------

* Party in interest


- ----------------------------------------------------------------------------
                                                Current value
        Identity of party                        of asset on       Net gain
             involved                          transaction date    or (loss)
               (a)                                   (h)              (i)
- ----------------------------------------------------------------------------
State Street Bank Selection Fund*                 3,168,428            -
                                                  2,621,807            -
- ----------------------------------------------------------------------------
Templeton Growth Fund                             2,227,409           -
- ----------------------------------------------------------------------------
State Street Bank Short-Term                      2,095,000           -
  Investment Fund for Employee Trusts*            2,020,000           -
- ----------------------------------------------------------------------------
State Street Bank Yield Enhanced                  3,071,300           -
  Short-Term Investment Fund*                     3,071,122           -
- ----------------------------------------------------------------------------

* Party in interest